UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2011

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

Gealya 76885, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in this Report on Form 6-K/A is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos. 333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

Explanatory Note

This Form 6-K/A is being filed solely in order to include Exhibit 99.1 below, which was inadvertently omitted from the Form 6-K filed by Metalink Ltd. on December 12, 2011.

6-K Items

99.1	Press Release, dated December 12, 2011: Metalink Announces 2011 Annual General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: December 13, 2011	By:	/s/ Tzvika Shukhman
Tzvika Shukhman
Chief Executive Officer